Exhibit 21

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Organization	% Owned
Zhongsen International Co. Group Ltd.	HongKong	100%

Qingdao (FTZ) Sentaida International Trading Co. Ltd.	PRC	100%

Zhongsen Holdings Ltd.	British Virgin Island	100%

Qingdao Sentaida Tires Co., Ltd.	PRC	100%